Exhibit 99.1

One and One Green Technologies Procures More Than 2,000 Tons of Raw Materials for New Metals Recovery Line

Equipment Installation Underway; Company Expects to Begin Production Before Year-End 2026

SAN RAFAEL, BULACAN, PHILIPPINES, Sept. 02, 2026 (GLOBE NEWSWIRE) — One and One Green Technologies, Inc. (Nasdaq: YDDL) (“One and One” or the “Company”), a Philippines-based recycler holding a government-issued license to import and process hazardous waste, today announced that it has procured more than 2,000 tons of raw materials for its new electronic sludge, copper sludge, and nickel sludge recovery line in Metro Manila, Philippines. Installation of the line’s smelting equipment is underway, and the Company expects to commence production before the end of 2026.

The announcement marks the next phase of a project first disclosed in May 2026, when One and One announced the purchase of smelting equipment for the new production line. The Company is procuring raw materials concurrently with equipment installation, positioning it to have feedstock available as installation and commissioning are completed.

As previously announced, the new production line is designed to process industrial hazardous waste, including electronic sludge, copper sludge, and nickel sludge, and to recover high-value metals, including copper, nickel, gold, and silver. The project extends the Company’s existing recycling operations into additional categories of industrial waste and leverages its hazardous waste-handling qualifications, local raw-material procurement capabilities, and in-house chemical testing infrastructure.

“Our priority is to ensure that once equipment installation and commissioning are completed, we are positioned to ramp up production as quickly as possible,” said Ms. Tina Yan, Chairman and Chief Executive Officer of One and One Green Technologies. “By procuring raw materials in parallel with equipment installation, we are preparing the operation to move toward full production without unnecessary delay. We believe this approach will help accelerate the contribution of the new production line and establish it as a new source of growth for the Company.”

About One and One Green Technologies, Inc.

One and One Green Technologies, Inc. (Nasdaq: YDDL) is a licensed hazardous waste importer and a licensed recycler of non-ferrous metals and industrial materials in the Philippines. The Company transforms electronic waste, scrap metal, and other raw materials into high-value products, including copper alloy ingots and aluminum materials. With a significant permitted annual capacity and advanced processing capabilities, One and One provides economical, flexible, and environmentally responsible recycling solutions to manufacturers and industrial clients across domestic and international markets.

For more information, please visit www.onepgti.com.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate,” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks, including, but not limited to, the Company’s ability to complete installation and commissioning of the new production line on the anticipated schedule, its ability to secure raw materials on commercially acceptable terms, the availability and pricing of recovered metals, changes in environmental and hazardous waste regulations in the Philippines and in the jurisdictions from which raw materials are sourced, and other factors discussed in the “Risk Factors” section of the Company’s Annual Report on Form 20-F and other filings with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Investor Relations Contact:

Matthew Abenante, IRC
President
Strategic Investor Relations, LLC
Tel: 347-947-2093
Email: matthew@strategic-ir.com